UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C/A

UNDER THE SECURITIES ACT OF 1933
(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update:

X Form C/A: Amendment to Offering Statement:

X Check box if Amendment is material and investors must reconfirm within five business days. – addition of Early Investor Tier (see Conversion section)

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Lexi Devices, Inc.

Legal status of Issuer: Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:

December 27, 2017

Physical Address of Issuer:

726 E. Main St., Suite F #264, Lebanon, OH 45036 United States

Website of Issuer:

Is there a co-issuer?   yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary: 0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay to the Intermediary (I) a cash fee equal to the greater of (A)$15,000.00 or (B) 6% of the aggregate amount of the Securities sold by the Issuer in a Successful Offering.

Additionally, the Issuer shall pay to the Intermediary a non-refundable fee of $7,500.00 onboarding fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:
Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:
$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis

Maximum offering amount (if different from Target Offering Amount):

$618,0000

This is the second offering by this Issuer.

Deadline to reach the Target Offering Amount:

November 21, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
The Issuer has 3 U.S. W-2 employees.

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,706,450	$1,675,818
Cash & Cash Equivalents	$56,266	$59,731
Accounts Receivable	$$1,512,645	$1,470,700
Short-term Debt	$1,394,265	$1,144,075

Long-term Debt	$150,000	$150,000
Revenues/Sales	$233,408	$2,040,234
Cost of Goods Sold	$16,677	$1,401,405
Taxes Paid	$2,005	$1,613
Net Income	$(1,513,917)	$(1,113,761)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.



Lexi Devices, Inc.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED “RISK FACTORS”.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the "Intermediary") has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "Investors" or "you".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.
This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "Target Offering Amount") and up to a maximum amount of $618,000 (the "Maximum Offering Amount") of Crowd SAFE (Simple Agreement for Future Equity) (the "Securities") on a best efforts basis as described in this Form C/A (this "Offering"). The Minimum Individual Purchase Amount is $100 the Maximum Individual Purchase Amount is $107,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by November 21, 2024 (the "Offering Deadline"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may

be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page
A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/lexi-tech-2024 (the "Deal Page"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deduction.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the

first of multiple closings of the Offering early, provided
(i) the early closing date must be twenty-one (21) days from the time the Offering opened and
(ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "Initial Closing"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "Subsequent Closing") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C/A-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Issuer will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions
The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $3,000,000 cash and cash equivalent (each an "Equity Financing"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing (Early Investors)

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial purchases amounting up to and including the sum of $300,000.00 (collectively, "Early Investors"), will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by (a) or (b) immediately below:

(a) the quotient of $15,000,000 ("Valuation Cap for Early Investors") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap for Early Investors, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "First Equity Financing Price for Early Investors".

Conversion Upon the First Equity Financing (Standard Investors)

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all purchases from $300,000.01 to $618,000.00 (collectively, "Standard Investors"), will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by (a) or

(b) immediately below:

(a) the quotient of $30,000,000 ("Valuation Cap for Standard Investors") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap for Standard Investors, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "First Equity Financing Price for Standard Investors".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For Early Investors, in the case of the Issuer's undergoing an IPO (as defined below) of its Capital Stock (as defined in the Security) or a Change of Control (as defined below) of the Issuer (either of these events, a "Liquidity Event") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "Cash Out Option") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding:

(w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For Standard Investors, in the case of the Issuer's undergoing an IPO (as defined below) of its Capital Stock (as defined in the Security) or a Change of Control (as defined below) of the Issuer (either of these events, a "Liquidity Event") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "Cash Out Option") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding:

(w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"IPO" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange;

(B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity

(I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price for Early Investors or the First Equity Financing for Standard Investors, as applicable. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non- compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the

Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "Nominee Designee").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the offering, the Issuer shall pay to the Intermediary a cash fee equal to the greater of (A)$15,000.00 or (B) 6% of the aggregate amount of the Securities sold by the Issuer in a Successful Offering

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new Issuer encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Issuer's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research,

development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage Issuer, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices,

or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert

claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy

these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public Issuer, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public Issuer. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Issuer may not be in compliance with the corporate registration requirements where it operates.

The Issuer's headquarters are located in the State of Ohio. The Issuer is not currently qualified to conduct business in Ohio. The Issuer could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the acIssuering exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not

in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.
If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their Purchase Amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.
BUSINESS

Description of the Business

Lexi Devices, Inc. is a comprehensive, secure edge-to-cloud platform that enables manufacturers and vendors to offer smart and interoperable IoT devices for their consumer or enterprise customers. Lexi Devices, Inc. has built a complete IoT Platform with a US-based cloud, white-labeled apps, admin & customer service portals and reporting & analytics. The platForm C/Aovers all major IoT categories. Lexi offers universal interoperability with all major ecosystems including Amazon Alexa, Google Home, Apple HomeKit, Samsung SmartThings, HomeAssistant and coming soon Apple HomeKit, HomeAssistant and HomeBridge. Lexi uniquely supports all the major wireless protocols: WiFi, Bluetooth/Bluetooth Mesh, Zigbee, ZWave, 900MHz & LoRa as well as cellular 4G and 5G.
The Lexi platform supports all major smart home product categories including: lighting & lighting controls, sensors, energy management, security , HVAC, Air Quality Management, garage / outdoors.

The Issuer was incorporated in Delaware on December 27, 2017. The Issuer conducts business in Ohio and sells products and services through a direct sales model worldwide.

Business Plan

Lexi provides customers with software and hardware in the IoT space. This includes mobile apps, a cloud platform, wireless modules, hardware devices, certification, deployment and ongoing support. Lexi generates revenue from software sales, sales of hardware to customers and through on going subscription services for data analytics and security services. Lexi serves customers in North America, Europe, Southeast Asia, and Latin America.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Lexi Universal IoT Hub/Gateway	The Lexi Universal IoT Hub is the most robust IoT Hub available and has been designed to control the most complex smart building and home configurations with ease. From lighting and sensors to cameras and security/access, HVAC, energy management and indoor wellness devices (and more!), the Lexi Universal IoT Hub is interoperable, supports remote and local control, and enables you to run and manage your entire IoT-connected environment seamlessly. It has multilayered network security and the power to run AI models at the Edge. The Universal IoT Hub is white-labeled, supports every major wireless protocol and works across multiple smart home ecosystems.	Businesses who offer or need Smart-Home and Smart Building products and services - enterprise, distributors, vendors/resellers.
IoT Devices	IoT devices for Smart-Home and Smart-Buildings including: -Lighting -Bulbs, Fixtures, Luminaires - Controls -Sensors - Life Safety/Lifestyle -Wellness - Air Quality, Air Purification -Energy Management - Thermostats, TRV -Cameras (with Video AI) -Indoor, Outdoor, Doorbell - integrated with Lexi's IoT Platform for management, analysis, reporting, and control.	Businesses who offer or need Smart-Home and Smart Building products and services - enterprise, distributors, vendors/resellers.

Lexi IoT Platform	Mobile App and US-Based Cloud - The Lexi platform supports Multiple Locations, Multi-Tiered Users, has built in Reporting & Analytics designed for business and other business focused features.	Mobile App and US-Based Cloud - The Lexi platform supports Multiple Locations, Multi-Tiered Users, has built in Reporting & Analytics designed for business and other business focused features.

Competition

The markets in which our software, hardware and services (collectively the "platform") are sold are highly competitive. Our PlatForm C/Aompetes against similar offerings of many large and small companies, including well- known global competitors. In many of the markets and industry segments in which we sell our Platform, we compete against other branded Platforms. Software quality, hardware device quality, performance and value are also important differentiating factors.

Our primary competitors include other Internet of Things ("IoT") platform service provider such as Tuya, Pepper IoT, Afero, and Ayla Networks. These companies provide, among other things, cloud-based development services (Tuya), full-stack IoT "Platform-as-a-Service" (Afero).

Unlike its competitors, Lexi has a fully integrated eco-system that includes a proprietary cloud platform as well as a universal IoT gateway. Lexi has the only true multi-protocol gateway, supporting all the major industry standards (Zigbee, Z-Wave, Wi-Fi, Bluetooth/Bluetooth Mesh, LoRaWan, 900MHz), is future proofed to support emerging standards (Thread and Matter) and uniquely supports Helium networks. The Lexi Universal IoT Gateway enables customers to have the right protocol for the right purpose. In addition, the Lexi Gateway provides a bridge between legacy devices on existing wireless protocols and upcoming interoperability wireless standards. Lexi's cloud platform provides enterprise functionality not found on competitive offerings such as fleet management, customer specific roles based access control, floor plan upload, bi-directional CRM integration, remote control of devices, data, reporting and analytics on all device types, including 3rd party products, gateway log file rotation to the cloud, and customer service portals integrated with the roles based access control system.

Customer Base

Lexi finds and engages clients (customers) through direct sales from our internal sales team and executive to executive relationships and their representation on global Standards Development Boards such as the Connected Standards Alliance (CSA) (formerly the Zigbee Alliance) and the Z-Wave Alliance, where Lexi executives are the Chairman Emeritus and Vice Chairman respectively. Lexi uses internal resources to find and work with well-known suppliers for components, end devices and manufacturing. Through these resources Lexi has the option to source from multiple suppliers in several countries.

Lexi sells direct to enterprise customers through the Lexi sales team. Lexi does not sell products direct to consumers. Lexi's enterprise customers, particularly those who are B2B2C, then brand, market and sell 'their' products online, in stores or direct to their customers.

Supply Chain

Lexi has strong relationships with nearly a dozen hardware device manufacturers globally. These manufacturers including several of the leading suppliers for the IoT space. For example, Lexi uses LEEDARSON (global leader in lighting and IoT manufacturing) as well as V-Mark (primary IoT designer and manufacturer for The Kroger Co.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
8777661	"LEXI"	Trademark	January 30, 2018	November 12, 2019	USA
97063928	"CARBON"	Trademark	October 7, 2021	Pending	USA
10972360	Dynamic design of a lighting configuration	Utility Patent	May 7, 2019	April 6, 2021	USA
10980096	Learning a lighting preference based on a reaction type	Utility Patent	January 10, 2020	April 13, 2021	USA
11109469	Determining a lighting configuration based on context	Utility Patent	January 10, 2020	April 13, 2021	USA
11265994	Dynamic lighting states based on context	Utility Patent	January 10, 2020	March 1, 2022	USA
63/522,12	Remote Monitoring of a Type of Arrhythmia	Provisional Patent	June 20, 2023		USA

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	30%	$15,000	6%	$37,080
Information Technology & Cloud	19%	$9,500	23%	$142,140
Marketing	15%	$7,500	19%	$117,420
Sales	13%	$6,500	17%	$105,060
Software Development	9%	$4,500	13%	$80,340
General & Administrative	8%	$4,000	12%	$74,160
Other	6%	$3,000	10%	$61,800
Total	**100%**	**$50,000**	**100%**	**$618,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Information Technology and Cloud. The Issuer intends to use a portion of the proceeds of the Offering on its full-stack cloud platform. Funds will be allocated to staff, technology resources, and recurring costs needed to maintain, manage, and support the LEXI Cloud.

Marketing. The Issuer intends to use a portion of the proceeds of the Offering to fund its marketing efforts, including, in particular, by digital and print marketing to reach target audiences in the enterprise Internet of Things ("IoT") space.

Sales. The Issuer intends to apply a portion of the Offering proceeds towards sales. These funds will be allocated to dedicate staff, CRM, and other technical platforms needed to support the Issuer's direct sales approach within the enterprise IoT space.

Software Development. A portion of the Offering proceeds will be used to fund software development. In particular, funds will be allocated towards staff and technology resources needed to maintain and continue development of the LEXI iOS and Android Mobile Apps.

General and Administrative. The Issuer intends to use a portion of the Offering proceeds to fund its general, administrative, and operational expenses such as rent, utilities, insurance payments, and wages and salaries for administrative and management staff.

Other. A portion of the Offering proceeds will be allocated to other Issuer uses, including: (i) account management, meaning the staff, CRM, and other technical platforms needed to communicate with and support customers at the account level; (ii) customer service software platforms and other resources needed to support customers via online platforms, email, chat, and telephone; (iii) hardware production and quality assurance of manufacturing commodities required for IoT Gateway and other resources needed to build and test products.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Scott Cahill	Founder & Chief Executive Officer (December 2017 – Present)	Responsible for overseeing all operational and business activities to ensure they produce the desired result and are consistent with the Issuer's overall strategy and mission; developing high quality business strategies and plans to ensure alignment with short- term and long-term objectives; and leading and motivating the team to advance employee engagement and develop a high performing managerial team.	The Wharton School, MBA in Finance and Entrepreneurial Management (1992) Cornell University, BS in Mechanical Engineering (1987)
Deepak Saxena	Founder and Chief Technology Officer (December 2017 – Present)	Responsible for making executive recommendations with regard to the technological interests of the Issuer. He is responsible for outlining the Issuer's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the Issuer's business needs.	Syracuse University, MS, Computer Science (2001) University of Mumbai, BE in Electronics (1998)
John E. Osborne, II	Chief Operating Officer (December 2021 – Present)	Lexi Devices, Inc. Chief Operating Officer (December 2021 – Present) Responsible for all day-to-day operational, functional, and administrative aspects of the Issuer. He provides management, leadership and vision to ensure the organization meets its short-term and long-term objectives and assesses and enhances the efficiency of internal and external operational processes. Z-Wave Alliance Vice Chairman of the Board (October, 2020 – Present) Serve as Chair when needed. Provide leadership to the board	Ohio University, BS in Computer Science (1988)

		of directors by providing governance and strategic leadership for the organization. Duties include providing assistance in setting goals and direction of the organization, chairing the strategy meetings to ensure the organization has steady growth, is financially sound and meets the overall objectives of the membership in the IoT industry. Ohio School of Communications Advisory Board Member (2006 – Present) Provides advice, with other board members, to the college for continuous improvement in programs for students so coursework remains highly relevant to the business community. Also, assist graduates in finding internships and post-graduate positions, and support fund raising for student scholarships for students who demonstrate academic excellence. Connectivity Standards Alliance Chairman Emeritus (February 2020 – Present); Chairman (January 2014 – February 2020) Provide leadership to the board of directors by providing governance and strategic leadership for the organization, the board and the CEO. Duties included providing goals and setting direction of the organization, communicating with the membership, being a point of contact for board members and staff, setting and running meetings to ensure the organization has steady growth, is	

		financially sound and meets the overall objectives of the membership in the IoT industry. Leedarson, North America President, North America (2020 – December 2021); General Manager, North America (2019 – 2020) Provided leadership of the North American business unit to ensure overall goals of the Issuer were implemented, maintain and grow the customer base, insuring compliance with regional laws, policies, and security while growing the customer base and enabling staff to be successful to meet or exceed overall sales goals.	

King Keung (Kelvin) Ngan	Vice President, Operations (June 2018 - Present)	Oversee manufacturing and development to ensure it is done in the most efficient and cost-effective ways. Lead the firmware and production partners to direct daily activities aimed at the Issuer's target. Involved in sourcing suitable items or potential manufacturers who have reliable and cost-effective products to add to the Lexi Platform . Implement quality control plan and procure required certificate of products. Implement cost reduction ideas to save development and product cost. Support product design with creative ideas and maintain Issuer assets such as injection molds.	Hong Kong Polytechnic, BS in Manufacturing Engineering (1992)

| Caroline Gick | Vice President, Account Management

(January 2022 – Present) | Establishes, cultivates, and manages relationships with enterprise customer accounts, understanding their business needs and implementing the internal and external requirements and activities necessary to plan and deliver effective strategies and solutions.

Proxy, Inc.
Customer Operations and Customer Experience (CX) Lead - (December 2019 – January 2022) As team lead for Customer Operations and CX, Caroline was responsible for planning and managing all activities throughout the Order Fulfillment cycle and inventory management as well as building and managing a remote CX team across time-zones to deliver high-quality service to global customers (B2B) and their end-users (B2C).

Motiv, Inc.
Customer & Channel Operations Manager (December 2017 – December 2019) High-volume customer service provider for B2C fitness wearable Issuer; high-level support for partner-related customer service issues and responses appropriate to channel partner; responsible for order fulfillment across online channels including Amazon (US & International), Best Buy Canada, and eBay, e-commerce apps; manage inventory control and relationships with global | San Jose State University, Masters in Library & Information Science (2005)

Clark University, BA in Art History (1993) |

		warehouses, develop and maintain scalable fulfillment and inventory management operations.	
Richard Ling	Director (November 2018 – Present)	Lexi Devices, Inc. Director (November 2018 – Present) Responsible for reviewing and recommending decisions about the Company's business affairs, policies, and goals to protect the interests of the company, its shareholders and employees Riptide Director (February 2021 – Present) Responsible for reviewing and recommending decisions about the Company's business affairs, policies, and goals to protect the interests of the company, its shareholders and employees.	University of California-Berkely, BS in Engineering (1984)

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Biographical Information

<u>Scott Cahill</u>. Scott co-founded LEXI in 2017. Prior to LEXI, Scott was the CEO of several companies - two of which were acquired and one of which he put on the Inc 500 twice. Previous to these roles, Scott held VP level roles in Sales, Marketing and Business Development at three VC-backed companies, 2 of which were acquired by public companies.

<u>Deepak Saxena</u>. Deepak co-founded LEXI with Scott in 2017. Prior to LEXI, he was the CTO of an Adtech Issuer. Deepak has 25 years of software development experience including many years working on projects for NASA, the Department of Defense, the Naval Research Lab, the Air Force Research Lab, the National Science Foundation and MIT Draper Labs.

<u>John E. Osborne, II</u>. Mr. Osborne is currently the Chief Operating Officer at Lexi Devices, Inc., Vice Chairman of the Z-Wave Alliance, and Chair Emeritus of The Zigbee Alliance. Mr. Osborne has extensive experience in new product development, rapid product commercialization, systems innovations, and operations improvement. He has a demonstrated ability to manage and inspire multi-cultural, internal-external teams. He is a skilled

communicator and presented and has a sound background in budgeting, resource allocation, operations efficiency.

Richard Ling. Mr. Ling is a serial entrepreneur and investor with over 30 years of experience in building successful technology companies as a founder, CTO, CEO and venture capitalist. Mr. Ling has served as a board member of a dozen companies.

Mr. Ling founded three venture-backed technology start-up companies. ImpulseBuy (data-driven ad targeting) acquired by Inktomi (NASDAQ:INKT); AlterEgo (mobile/cloud-based web transcoding) acquired by Macromedia (NASDAQ:MACR); and MetaLincs (enterprise e-mail search) acquired by Seagate (NASDAQ:STX). These companies collectively raised over $50M in venture capital funding from top-tier venture funds, corporate and angel investors (including Mayfield Fund, Softbank, Canaan Partners, Granite Ventures, Arrowpath (ETrade), Newbury, Yahoo Inc, Interwoven, SRI (Stanford Research Institute), Frank Quatrrone, John Chambers among many others) and returned almost $350M in value to the investors.

Mr. Ling is a Founding General Partner of Rembrandt Venture Partners (RVP), established in 2004 to provide venture capital to early stage technology companies. RVP raised over $300 million under management in three funds that has invested in over 40 companies and has had over a dozen exits including Ironport (Cisco), Convio (IPO), MetaLincs (Seagate), LGC Wireless (ADC), Cavium (IPO), LiveRamp (Acxiom), Good Technology (Motorola), Xactly (IPO), Buysight (AOL) among others. Mr. Ling has also been an angel investor in over 20 companies including CommerceOne, Good Technology, ComScore, eBates, YesMail, Intuitive Surgical, Socializr, UserTesting.com, Atomic Labs, Hims&Hers, Facet Wealth, Lexi, Riptide, SuperWorld, Vectice, Irrigreen, etc. Mr. Ling holds several patents and has been featured in the Wall Street Journal and on the television program Business Today. Mr. Ling holds a Bachelor of Science in Engineering from the University of California at Berkeley (robotics and control/learning systems focus).

Kelvin Ngan. Kelvin has more than 30 years' experience in product development. He was formerly the VP of operations at a $100M/year toy Issuer and brings extensive experience in plastic and electronics manufacturing to his role at LEXI

Caroline Gick. Caroline is a customer focused professional with a passion for people and the teams and systems that support them. She has 30 years' experience providing high level customer and account support for a variety of customers in a variety of environments, from public service to retail to B2C and B2B customer accounts. Combined with her high-touch customer and account support, Caroline has extensive customer operations experience, managing order fulfillment cycles and inventory for consumer and enterprise hardware/software companies.

Indemnification
Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving

such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The total number of shares of all classes of stock which the Issuer has the authority to issue is 30,000,00 of which 20,000,000 shares are designated "common stock," of which 10,449,898 are issued and outstanding, (the "**Common Stock**") and 10,000,000 shares are designated as preferred stock, of which 0 shares are issued and outstanding, par value $0.0001 per share (the "**Preferred Stock**").

At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,449,898 shares of Common Stock and 0 shares of Preferred Stock will be issued and outstanding.

The Issuer has an incentive stock option plan with 2,000,000 shares reserved of which 1,616,132 has been issued.

Outstanding Capital Stock

As of the date of this Form C/A, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,449,898
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants
As of the date of this Form C/A, the Issuer has the following additional securities outstanding:

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 1
Face Value	$317,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $2,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C/A, the percentage ownership of the Issuer by the holders of these SAFEs would be 8.97%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 2
Face Value	$361,604
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $4,500,000.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C/A, the percentage ownership of the Issuer by the holders of these SAFEs would be 4.74%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 3
Face Value	$325,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $6,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C/A, the percentage ownership of the Issuer by the holders of these SAFEs would be 2.95%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 4
Face Value	$20,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $7,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C/A, the percentage ownership of the Issuer by the holders of this SAFE would be 0.05%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 5
Face Value	$282,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $8,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C/A, the percentage ownership of the Issuer by the holders of these SAFEs would be 1.96%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 6
Face Value	$280,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $10,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C/A, the percentage ownership of the Issuer by the holders of these SAFEs would be 1.50%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 7
Face Value	$1,215,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C/A, the percentage ownership of the Issuer by the holders of these SAFEs would be 3.56%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 8
Face Value	$ 2,061,560
Voting Rights	None

Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C/A, the percentage ownership of the Issuer by the holders of these SAFEs would be 3.55%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 9
Face Value	$603,278
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C/A, the percentage ownership of the Issuer by the holders of these SAFEs would be 1.18%.

Type	Options to Purchase Common Stock under the Issuer's 2018 Stock Plan
Amount Outstanding	1,616,132 (2,000,000 reserved for issuance)
Voting Rights	Holders of Options are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer's board of directors may authorize and issue additional options to purchase shares of Common Stock at a later date. The availability of any shares of the Issuer's Common Stock issued pursuant to the exercise of such options may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.42% on a fully-diluted basis.*

*Includes both vested and unvested options.

Outstanding Debt
As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	U.S. Small Business Administration Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration

Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance.
Description of Collateral	The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the UniForm C/Aommercial Code.
Other Material Terms	Installment payments, including principal and interest, of $731.00 Monthly, will begin Twelve (12) months from the date of the promissory Note.
Maturity Date	June 9, 2050
Date Entered Into	June 9, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

Scott Cahill	6,000,000 shares of Common Stock	43.90%
Deepak Saxena	4,000,000 shares of Common Stock	29.27%

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents
As of July 31, 2024, the Issuer had an aggregate of $89, 263.16 and cash. The Issuer has consistently raised capital nearly every month for the past 80 months and believes that it will continue to do so in the future.

Liquidity and Capital Resources
The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering

From August 26, 2022 to March 17, 2023, the Issuer conducted an offering pursuant to Regulation CF and raised $603,278.45.

The Issuer raises capital nearly every month from new as well as existing investors.

Capital Expenditures and Other Obligations

Lexi will use capital for software development, marketing, sales, account management, product management, and customer service.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Issuer has ascribed no pre- Offering valuation to the Issuer; the Securities are priced arbitrarily, and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and

applicable disclosures.

Material Changes and Other Information

Addition of Early Investor Tier (see Conversion section).

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Seed Round 1)	16 SAFEs $317,500	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between January 2, 2018 and December 24, 2018	Reg D 506(b)
SAFE (Seed Round 2)	22 SAFEs $361,604	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between March 18, 2019 and September 4, 2019	Reg D 506(b)
SAFE (Seed Round 3)	13 SAFEs $325,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between September 18, 2019 and March 27, 2020	Reg D 506(b)

SAFE (Seed Round 4)	1 SAFE $20,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	April 28, 2020	Reg D 506(b)
SAFE (Seed Round 5)	7 SAFEs $282,500	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between August 28, 2020 and January 5, 2021	Reg D 506(b)
SAFE (Seed Round 6)	16 SAFEs $280,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between February 23, 2021 and April 16, 2021	Reg D 506(b)
SAFE (Seed Round 7)	11 SAFEs $1,215,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between July 8, 2021 and October 18, 2021	Reg D 506(b)
SAFE (Seed Round 8)	52 SAFEs $2,061,560	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between March 21, 2022 and June 28, 2024	Reg D 506(b)
SAFE (Seed Round 9)	1 SAFEs $603,278	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	March 17, 2023	Reg CF

Options Issued pursuant to 2018 Stock Plan	1,616,132	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The options were issued on a rolling basis between February 17, 2018 and April 1, 2024	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother- in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Richard Ling, a Board Member, has invested in several SAFEs in the aggregate amount of $405,000. The first 7 SAFEs were executed on November 18, 2018, March 18, 2019, June 17, 2019, August 21, 2019, November 20,2019, October 6, 2020, March 1, 2021, and were each in the amount of $25,000. On January 5, 2022 he invested$10,000, on November 21, 2023 he invested $30,000, on December 29, 2023 he invested $140,000 and on January 30, 2024 he invested $50,000. The SAFEs are outstanding as of the date of this Form C/A.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment Issuer, as defined in Section 3 of the Investment Issuer Act of 1940 (the "**Investment Issuer Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment Issuer by Section 3(b) or Section 3(c) of the Investment Issuer Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified Issuer or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://lexi.tech/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well- informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

 /s/ Scott Cahill

(Signature)

 Scott Cahill

(Name)

 Chief Executive Offic

(Title)

August 9, 2024

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Deepak Saxena

(Signature)

Deepak Saxena

(Name)

Chief Technology Officer

(Title)

August 9, 2024

(Date)

/s/ Richard Ling

(Signature)

Richard Ling

(Name)

Director

(Title)

August 9, 2024

(Date)

Financial Statements

Lexi Devices, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Lexi Devices, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 22, 2024

LEXI DEVICES, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	56,266	59,731
Accounts Receivable	1,512,645	1,470,700
Inventory	87,890	87,890
Total Current Assets	1,656,800	1,618,321
Non-Current Assets:		
Furnitures and Equipment - net	20,090	25,097
Intangible Assets - net	25,560	28,400
Other Non-Current Assets	4,000	4,000
Total Non-Current Assets	49,650	57,497
TOTAL ASSETS	1,706,450	1,675,818
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	1,394,265	1,144,075
Total Current Liabilities	1,394,265	1,144,075
Non-Current Liabilities:		
Loans Payable	150,000	150,000
Total Non-Current Liabilities	150,000	150,000
TOTAL LIABILITIES	1,544,265	1,294,075
EQUITY		
Common Stock	1,045	1,045
Additional Paid-In Capital - CS	62,855	62,855
Additional Paid-In Capital - SAFE Note	4,847.267	3.552.908
Retained Earnings	(4,748,982)	(3,235,065)
TOTAL EQUITY	162,186	381,743
TOTAL LIABILITIES AND EQUITY	1,706,450	1,675,818

LEXI DEVICES, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Sales	233,408	2,040,234
Cost of Goods Sold	16,677	1,401,405
Gross Profit	216,731	638,829
Operating Expenses		
General and Administrative Expense	748,824	761,542
Advertising and Marketing Expense	282,764	290,266
Research and Development Cost	685,628	624,728
Payroll Expense	-	64,440
Total Operating Expenses	1,717,216	1,740,976
Total Loss from Operations	(1,500,486)	(1,102,147)
Other Income/Expense		
Other Income/Expense	-	-
Total Other Income/Expense	-	-
Earnings Before Income Taxes, Depreciation, and Amortization	(1,500,486)	(1,102,147)
Depreciation Expense	8,586	7,160
Amortization Expense	2,840	2,840
Income Tax Expense	2,005	1,613
Net Income (Loss)	(1,513,917)	(1,113,761)

LEXI DEVICES, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,513,917)	(1,113,761)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(41,945)	(1,470,700)
Inventory	-	1,329,200
Depreciation Expense	8,586	7,160
Amortization Expense	2,840	2,840
Accounts Payable	250,190	213,635
Customer Deposit	-	(567,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	219,671	(484,865)
Net Cash provided by (used in) Operating Activities	(1,294,245)	(1,598,625)
INVESTING ACTIVITIES	-	-
Furnitures and Equipment - net	(3,579)	(18,557)
Net Cash provided by (used in) Investing Activities	(3,579)	(18,557)
FINANCING ACTIVITIES		
Loans Payable	-	-
Additional Paid-In Capital - SAFE Note	1,294,359	923,979
Net Cash provided by (used in) Financing Activities	1,294,359	923,979
Cash at the beginning of period	59,731	752,934
Net Cash increase (decrease) for period	(3,465)	(693,203)
Cash at end of period	56,266	59,731

LEXI DEVICES, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | APIC | APIC | Retained earnings | Total Shareholder's |
	# of Shares	$ Amount	Common Stock	SAFE Note	(Deficit)	Equity
Beginning balance at 1/1/22	10,449,898	63,900	-	2,628,929	(2,121,305)	571,524
Issuance of Common Stock	-	-	-	-	-	-
Prior Period Adjustment	-	(62,855)	62,855	-	-	-
SAFE Note	-	-	-	923,979	-	923,979
Net income (loss)	-	-	-	-	(1,113,761)	(1,113,761)
Ending balance at 12/31/22	10,449,898	1,045	62,855	3,552,908	(3,235,065)	381,743
Issuance of Common Stock	-	-	-	-	-	-
SAFE Note	-	-	-	1,294,359	-	1,294,359
Net income (loss)	-	-	-	-	(1,513,917)	(1,513,917)
Ending balance at 12/31/23	10.449.898	1.045	62.855	4.847.267	(4.748.982)	162.186

Lexi Devices, Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Lexi Devices, Inc. ("the Company") was formed in Delaware on December 27, 2017. The Company sells an Enterprise IoT Platform which consists of hardware and software. The Company sells hardware and also sells Cloud Software as a Service (SaaS) to its customers. The Company's headquarters is Lebanon, OH. The Company has customers located in North America, Europe, Latin America and Asia.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $59,731 and $56,266 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

<u>Accounts Receivable</u>
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

<u>Inventory</u>

Inventory consisted primarily of raw materials, inventory in-progress and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 was valued at $87,890.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double declining method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Office Equipment	5	39,668	(20,342)	-	19,326
Office Furnitures	5	765	-	-	765
Grand Total	-	40,433	(20,342)	-	20,090

<u>Intangible assets</u>

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles - Goodwill and Other in accounting for intangible assets. Intangible assets are recorded at cost. Amortization is provided using the straight-line method, based on the useful life of the assets, in which case is 15 years.

ASC 730 provides guidance on the accounting treatment for research and development costs incurred by entities. Generally, research costs are expensed as incurred, while development costs may be capitalized under certain circumstances. Development costs that meet specific criteria, such as demonstrating technological feasibility and probable future economic benefits, can be capitalized as an intangible asset. Capitalized Development Costs - Intangible Assets and its related Accumulated Amortization amounted to $42,600 and $17,040 respectively, as of December 31, 2023. Amortization is provided using the straight line method, based on estimated useful life of the asset at 15 years.

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 and December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling IoT Software and hardware. Software is cloud device reporting, business intelligence tools and customer service portal. Hardware is a variety of connected devices such as lights, switches, cameras, sensors, gateways, wireless modules. They are sold to enterprises who want to resell connected devices to either consumers or other businesses.

Customers pay by wire and payments are usually structured based upon achieving milestones in software development or upon placing a purchase order for Hardware and then the final payment is made once hardware is ready for shipment.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Research and Development

Research and development costs charged to expense consist of production, design, sample, testing and costs related to development of computer hardware and software incurred in the Company's initial operations.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. In September 2021, the Company had engaged an independent appraiser to value the Company's common stock which resulted in a $0.63 valuation per share.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	1,314,132	$0.63	$ 0.63
Granted	357,834	$0.63	$ 0.63
Exercised	(1,671,966)	$0.63	$ 0.63
Expired/canceled	-	-	$ -
Total options outstanding, December 31, 2022	-	-	$ -
Granted	180,683	$0.63	$ 0.63
Exercised	(180,683)	$0.63	$ 0.63
Expired/canceled	-	-	-
Total options outstanding, December 31, 2023	-	-	$ -
Options exercisable, December 31, 2023	-	-	$ -

The following presents an analysis of the nonvested options that is vested in the succeeding years:

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022		
Granted	1,671,966	-
Vested	(1,314,132)	-
Forfeited	-	-
Nonvested options, December 31, 2022	357,834	-
Granted	180,683	-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2023	538,517	-

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - On June 09, 2020, the Company entered into a loan agreement with Small Business Administration (SBA) for $150,000.00 with an interest rate of 3.75% per annum, payable 30 years from the date of the note.

NOTE 6 – EQUITY

The Company has authorized 20,000,000 of common shares with a par value of $0.0001 per share and 10,000,000 preferred shares with a par value of $0.0001 per share. 10,449,898 common shares were issued and outstanding as of 2022 and 2023.

Voting Thresholds. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Number of Votes Per Share. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Dividends. Dividends upon the capital stock of the corporation, if any, subject to the provisions of the certificate of incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $20.0M – 30.0M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 22, 2024 the date these financial statements were available to be issued.

The Company issued the following SAFE notes:

Investor Initial	Issue Date	Invested Capital
J.L	January 30, 2024	$15,000.00
R.L	January 30, 2024	$50,000.00
J.L	February 08, 2024	$15,000.00
Y.Z.	February 09, 2024	$2,500.00
PP	February 19, 2024	$1,000.00
M.G	February 20, 2024	$13,500.00
D.S	February 26, 2024	$1,000.00
J.L	March 01, 2024	$10,000.00
R.L	March 04, 2024	$30,000.00
J.L	March 08, 2024	$12,000.00
CP	March 12, 2024	$8,000.00
E.L	March 12, 2024	$15,000.00
R.K	March 12, 2024	$1,500.00
CW	March 12, 2024	$11,500.00
W.M	March 17, 2024	$3,500.00
R.E	March 17, 2024	$2,000.00
J.L	April 02, 2024	$20,000.00
R.L	April 02, 2024	$30,000.00
Total	**Year 2024**	**$241,500.00**

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

LEXI DEVICES, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Lexi Devices, Inc. a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $15,000,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $300,000.00 ("**Early Investors**") and $30,000,000 for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $300,000.01 USD to $618,000.00 USD ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital

Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** for Early Investors or Standard Investors, as applicable (as defined below).

(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $3,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap for Early Investors or Standard Investors, as applicable, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, or Early Investors or Standard Investors, as applicable the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans,

(ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap for Early Investors or Standard Investors, as applicable divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap for Early Investors or Standard Investors, as applicable divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock.

Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                            Republic Investment Services LLC

By: By:

Name: Name: Antonio Namwong, President

Date: Date:

ISSUER:

By:

Name: Scott Cahill, Chief Executive Officer

Date: